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FOR IMMEDIATE RELEASE
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                                                  CONTACT: Deborah Zdobinski
                                                                212-984-1691
                                                DZdobinski @publicis-usa.com
                                 Aida Levitan & Fausto Sanchez (305)858-9495
                                                     Aida@sanchezlevitan.com


       PUBLICIS ACQUIRES INTEREST IN TWO LEADING HISPANIC MARKETING FIRMS CREATING NEW AGENCY TO CONNECT WITH SURGING HISPANIC POPULATION IN THE US

     PUBLICIS STRATEGICALLY MOVES INTO NATION'S 3 PRINCIPAL HISPANIC MARKETS
               AND WILL EXPAND RAPIDLY INTO ALL KEY LATINO CENTERS

NEW YORK (MARCH 19, 2001) - Publicis in the United States, part of Publicis Groupe S.A., announced today that it has acquired an interest in two leading Hispanic marketing firms and will merge their operations to create a new Hispanic agency. The new agency, which will be called Publicis Sanchez & Levitan, will rank among the top specialist marketing agencies targeting Hispanic consumers, which according to the recently published US Census Report, grew by 58% over the 1990's to reach 35.3 million.

      Publicis has acquired a 49 percent stake in Sanchez & Levitan Inc., a Miami-based national advertising and public relations agency considered a leader in Hispanic communications and the Dallas and Los Angeles offices of Siboney USA, Inc., one of the nation's five largest Hispanic agencies. Both operating units will become part of the Publicis family of agencies in the United States. All other Siboney operations will remain part of Siboney Inc. Terms of the deal will not be disclosed.

      "Hispanic consumers are the fastest growing minority group in the U.S., and our clients therefore require expert counsel in reaching them with messages that are culturally and linguistically relevant to them," said Maurice Levy, CEO of Publicis Groupe S.A. "In Publicis Sanchez & Levitan we will have a highly successful specialist agency with strong creative and integrated marketing credentials."

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PAGE TWO - PUBLICIS CREATES NEW HISPANIC AGENCY

      The newly created Publicis Sanchez & Levitan will have three full-service offices in Miami, Florida, Dallas, Texas and Los Angeles, California, key strategic areas which make up a majority of the Hispanic market in the United States. Publicis Sanchez & Levitan will employ over 100 experienced bi-lingual and bi-cultural professionals comprising over 10 nationalities. The new agency is expected to further expand its offering in 2001 with staffing in New York and Chicago to achieve full representation in key Hispanic markets. The combined roster of clients will include Coca-Cola, Nestle USA , United Distillers & Vinters, BellSouth, ADT Security Systems, Denny's and Quaker State Oil with annual billings of more than $80 million.

      Publicis Sanchez & Levitan will be headed by Aida Levitan, Ph.D., who will become Co-Chairman and Chief Executive Officer and Fausto Sanchez, who will become Co-Chairman and President of the new firm. Dr. Levitan and Mr. Sanchez will be headquartered in Miami and have responsibilty for the entire multi-office operation. They will report directly to Robert H. Bloom, Chairman & CEO of Publicis in the United States.

      "Our entry into the Hispanic marketing arena is a strategic decision based on the explosion of opportunities targeting this rapidly growing segment of the US population," said Robert H. Bloom, chairman and CEO of Publicis in the United States. "With this move, Publicis gains an immediate presence in the nation's principal Hispanic markets. Before the end of the year, we will expand into both New York and Chicago to extend our coverage of key Latino centers even further."

      Bloom added, "we can now contribute more profoundly to our clients' success by providing them with the specialized capabilities to tap into the enormous buying power of the surging Hispanic population."

      "Our agreement with Publicis is designed to provide our clients with strategic resources, while allowing us to retain control of our practices and principles," said Aida Levitan, newly appointed Co-Chairman and Chief Executive Officer of Publicis Sanchez & Levitan. She added, "We believe, and Maurice Levy agreed, that this new relationship will allow us to expand our new business opportunities while maintaining our Hispanic identity and expertise."

      "We have found Maurice Levy a strong advocate for diversity in communications," said Sanchez, newly appointed Co-Chairman and President. "Maurice is a fluent Spanish speaker who understands the rising economic and cultural influence of Hispanic consumers throughout the Americas."

                                    -- more--

PAGE THREE - PUBLICIS CREATES NEW HISPANIC AGENCY

      Sanchez & Levitan was founded in 1986 by Aida Levitan, CEO, and Fausto Sanchez, President and Chief Creative Officer. The firm is now ranked by Advertising Age among the top 10 independent Hispanic agencies. The privately
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owned company recorded billings of $40 million in 2000, and currently employs a staff of 42 comprising 10 nationalities. Clients include BellSouth, Marshalls Department Stores, the Florida Lottery, ADT Security Systems, Coca-Cola, Groschl Beer, La Tropical Beer, and Miami-Dade County Government.

      Sanchez & Levitan is highly decorated for its creative work, earning national, regional and local ADDY's, CLIO's, the Hispanic Business Ad Campaign of the Year Award, the Top Radio Mercury Award, Beverage World Top Ethnic Advertising Award, and the PRSA Multicultural Excellence Award, among others.

      SIBONEY USA is among the top five largest Hispanic full-service agencies in the country, employing more than 50 experienced bilingual professionals. With more than 17 years experience in the US Hispanic market, this award-winning agency serves clients such as Nestle USA, United Distillers & Vinters, Denny's and Quaker State Oil. SIBONEY has a proven track record in creating integrated communications campaigns that continue to build Hispanic market brand leaders for its impressive roster of blue-chip clients. Founded in Havana, Cuba in 1953, SIBONEY has a long and proud tradition of marketing expertise in Latin America and US Hispanic-America. Estimated billings for the Dallas and Los Angeles offices are $ 40 million.

      Publicis in the United States is the $1.4 billion U.S. division of Publicis Groupe S.A. [NYSE:PUB]. The Publicis Groupe is the world's fifth-largest communications agency, with 18,000 employees serving the world's leading brands from offices in 100 countries, through strong globally-branded networks and agencies: Publicis; Saatchi & Saatchi Worldwide; Fallon; Frankel; Publicis Dialog; Burrell Communications; Optimedia; and Publicis & Hal Riney. The $16 billion agency is among the fastest growing in its category.

      According to the Census Bureau, there are 35.3 million Hispanics in the U.S., or approximately 13% of the population. It is estimated that one out of every seven people in the nation is of Hispanic origin. For the year 2001, $452.4 billion is the buying power for the U.S. Hispanic market--as estimated by Seilig Center for Economic Growth for the Hispanic community as of August 2000.

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